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                                                                   EXHIBIT 99.12

                              [Form of Tax Opinion]



                                                September 7, 2002



ABN AMRO Funds
161 North Clark Street
Chicago, Illinois  60601

Ladies and Gentlemen:

         You have requested our opinion regarding certain federal income tax consequences of the reorganization ("Reorganization") by and between ABN AMRO Funds, a Delaware business trust (the "Trust"), with respect to its ABN AMRO/Chicago Capital Growth Fund ("Acquiring Fund") and its ABN AMRO Growth Fund ("Acquired Fund"). The Reorganization contemplates the transfer of all the assets of the Acquired Fund in exchange for voting shares of beneficial interest of the Acquiring Fund (the "Shares") and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund. Thereafter, the Shares of the Acquiring Fund will be distributed to the shareholders of the Acquired Fund and the Acquired Fund will then be liquidated. The foregoing will be accomplished pursuant to an Agreement and Plan of Reorganization, dated as of ____________, 2002 (the "Agreement").

         In rendering this opinion, we have reviewed and relied upon statements made to us by certain of your officers. We have also examined certificates of such officers and such other agreements, documents, and corporate records that have been made available to us and such other matters as we have deemed relevant for purposes of this opinion. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

         Our opinion is based, in part, on the assumption that the Reorganization described herein will occur in accordance with the agreements and the facts and representations set forth or referred to in this opinion letter, and that such facts and representations are accurate as of the date hereof and will be accurate on the effective date of the Reorganization (the "Effective Time"). We have undertaken no independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.



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September 7, 2002
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         For the purposes indicated above, and based upon the facts, assumptions and conditions as set forth herein, and the representations made to us by duly authorized officers of the Trust in letters dated September 7, 2002, it is our opinion that for federal income tax purposes:

         1. The transfer of all of the Acquired Fund's assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund (followed by the distribution of Acquiring Fund Shares to the Acquired Fund shareholders in dissolution and liquidation of the Acquired Fund) will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the Acquiring Fund and the Acquired Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

         2. No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. Section 1032(a) of the Code.

         3. No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the Acquired Fund shareholders in exchange for such shareholders' shares of the Acquired Fund. Sections 361(a) and (c) and 357(a) of the Code.

         4. No gain or loss will be recognized by the Acquired Fund shareholders upon the exchange of their Acquired Fund shares solely for Acquiring Fund Shares in the Reorganization. Section 354(a) of the Code.

         5. The aggregate tax basis of the Acquiring Fund Shares received by each Acquired Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of Acquired Fund shares exchanged therefor. Section 358(a)(1) of the Code.

         6. The holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the holding period during which the Acquired Fund shares exchanged therefor were held by such shareholder, provided the Acquired Fund shares were held as capital assets at the Effective Time of the Reorganization. Section 1223(1) of the Code.

         7. The tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately before the Reorganization. Section 362(b) of the Code.



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         8. The holding period of the assets of the Acquired Fund received by the Acquiring Fund will include the period during which such assets were held by the Acquired Fund. Section 1223(2) of the Code.

         9. Pursuant to Section 381(a) of the Code and the Treasury Regulations promulgated thereunder, the Acquiring Fund will succeed to and take into account certain tax attributes of the Acquired Fund, such as earnings and profits, capital loss carryovers and method of accounting, subject to the provisions and limitations, if any, specified in Sections 381, 382, 383 and 384 of the Code.

                                      FACTS

         Our opinion is based upon the above referenced representations and the following facts and assumptions, any alteration of which could adversely affect our conclusions.

         The Acquired Fund and the Acquiring Fund are separate series of the Trust. The Trust is registered, has operated and will continue to operate as an open-end, management investment company under the Investment Company Act of 1940 (the "1940 Act"). The Acquired Fund has qualified and will qualify as a regulated investment company under Section 851 of the Code for each of its taxable years, and has distributed and will distribute all or substantially all of its income so that it and its shareholders have been and will be taxed in accordance with Section 852 of the Code. The Acquiring Fund has qualified as a regulated investment company under Section 851 of the Code for each of its taxable years and anticipates so qualifying for all future years, and has distributed and will distribute all or substantially all its income so that it and its shareholders will be taxed in accordance with Section 852 of the Code.

         Upon satisfaction of certain terms and conditions set forth in the Agreement on or before the Effective Time, the following will occur: (a) the transfer of all the assets of the Acquired Fund solely in exchange for voting shares of beneficial interest of the Acquiring Fund; (b) the assumption by the Acquiring Fund of the liabilities of the Acquired Fund; and (c) the distribution by the Acquired Fund to the Acquired Fund shareholders of the Acquiring Fund Shares. The assets of the Acquired Fund to be acquired by the Acquiring Fund consist of all property, including, without limitation, all cash, securities, commodities, interests in futures and dividends or interest receivables, owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund.

         As soon as practicable after the closing date, the Acquired Fund will be liquidated and will distribute all of the Acquiring Fund Shares it receives pro rata to its shareholders of record. Such distribution will be accomplished by opening accounts on the share records of the Acquiring Fund in the names of the shareholders of the Acquired Fund and transferring to those shareholder accounts the pro rata number of Acquiring Fund Shares due to each shareholder.



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         As a result of the Reorganization, every shareholder of the Acquired
Fund will own Acquiring Fund Shares that would have an aggregate per share net asset value immediately after the Effective Time equal to the aggregate per share net asset value of that shareholder's Acquired Fund shares immediately prior to the Effective Time. Since the Acquiring Fund Shares issued to the shareholders of the Acquired Fund will be issued at net asset value in exchange for the net assets of the Acquired Fund having a value equal to the aggregate per share net asset value of those Acquiring Fund Shares so issued, the net asset value of the Acquiring Fund Shares should remain virtually unchanged by the Reorganization.

         The investment objectives of the Acquiring Fund will be substantially similar to those of the Acquired Fund and the Acquiring Fund will continue the historic business of the Acquired Fund or use a significant portion of the Acquired Fund's historic assets in its business.

                                   CONCLUSION

         Based on the foregoing, it is our opinion that the transfer of all of the assets of the Acquired Fund, pursuant to the Agreement, in exchange for voting shares of beneficial interest of the Acquiring Fund will qualify as a reorganization under Code Section 368(a).

         Our opinions set forth above with respect to (1) the nonrecognition of gain or loss to the Acquired Fund and the Acquiring Fund, (2) the basis and holding period of the assets received by the Acquiring Fund, (3) the nonrecognition of gain or loss to the Acquired Fund's shareholders upon the receipt of the Acquiring Fund Shares, and (4) the basis and holding period of the Acquiring Fund Shares received by each Acquired Fund shareholders, follow as a matter of law from the opinion that the transfer under the Agreement will qualify as a reorganization under Code Section 368(a).

         The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the position of the Internal Revenue Service (the "Service") reflected in published and private rulings. Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.

         Our opinions are limited to those federal income tax issues specifically considered herein and are addressed to and are only for the benefit of the Trust. We do not express any opinion as to any other federal income tax issues, or any state or local law issues, arising from the transactions contemplated by the Agreement. Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such

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September 7, 2002
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interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

         We consent to the filing of this opinion as an Exhibit to the Registration Statement on Form N-14 (File No. 333-_____) relating to the Reorganization.

                                Very truly yours,



                                VEDDER, PRICE, KAUFMAN & KAMMHOLZ